GC Plus Inc.



ANNUAL REPORT

1804 Lee Way

Milpitas, CA 95035

(224) 427-8061

http://gcplus.org

This Annual Report is dated September 28, 2023.

BUSINESS

GC Plus, Inc. ("GC Plus" or the "Company") is a C-Corp organized under the laws of the state of Delaware. that is creating the next-generation home services marketplace. GC Plus is a 1-click on-demand marketplace for homeowners that can provide up to 3x earnings for home service technicians. No more browsing, calling, or spending time on vetting contractors for homeowners. Home service experts access hundreds of jobs in their city and make money on their terms. Our business model is simple. We plan to be taking a 25 - 50% commission on each job performed by GC Plus home service experts through the App.

Previous Offerings

Type of security sold: SAFE

Final amount sold: $500,000.00

Use of proceeds: Engineering costs related to the software/platform development and business development

Date: September 01, 2022

Offering exemption relied upon: Section 4(a)(2)

Type of security sold: SAFE

Final amount sold: $59,350.00

Use of proceeds: Engineering costs related to the software/platform development and business development

Date: April 01, 2023

Offering exemption relied upon: Regulation CF

Name: Common Stock

Type of security sold: Equity

Final amount sold: $0.00

Number of Securities Sold: 7,800,000

Use of proceeds: Founders shares

Date: June 28, 2021

Offering exemption relied upon: Section 4(a)(2)

**REGULATORY INFORMATION**

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

**MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION**

**AND RESULTS OF OPERATION**

Operating Results – 2022 Compared to 2021

Year ended December 31, 2021 compared to year ended December 31, 2022

Revenue

Revenue for fiscal year 2021 was $20,000 compared to $25,000 in fiscal year 2022.

The increase of revenue in 2022 was due to testing the monetization channel of updated functionality on the platform. We confirmed that customers admire the new functionality and are ready to pay a higher price for it.

Cost of sales

Cost of Sales for fiscal year 2021 was $11,150 compared to $12,400 in fiscal year 2022.

The decrease in cost of sales in 2022, was due to the optimization of cost structure that we implemented during that year, such as customer support expenses.

Gross margins

Gross margins for fiscal year 2021 were $8,850 compared to $12,600 in fiscal year 2022.

The increase in gross profit in 2022, was due to lower cost of sales. We managed to have a better performance during our monetization tests in 2022 due to saving on customer and sales support costs.

Expenses

Expenses for fiscal year 2021 were $172,235 compared to $681,377 in fiscal year 2022.

The increase in expenses for 2022, was due to research and development that included engineering costs associated with the development of the platform and expanding its features and functionality.

Historical results and cash flows:

The Company is currently in the growth stage and revenue-generating. We are of the opinion the historical cash flows will not be indicative of the revenue and cash flows expected for the future because in the past we were only testing monetization channels and at the end of 2023 we plan to start fully monetizing the platform. We envision that full monetization should dramatically increase a company's cash flow. Past cash was primarily generated through equity investments. Our goal is to generate $3M in revenue during the next 12 months.

Liquidity and Capital Resources

At December 31, 2022, the Company had cash of $203,174.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

The Company does not have any material terms of indebtedness.

**DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES**

Our directors and executive officers as of the date hereof, are as follows:

Name: Rafael Zeitunian

Rafael Zeitunian's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: CEO & Director

Dates of Service: January, 2021 - Present

Responsibilities: Rafael is CEO of GC Plus and works approximately 40 hours a week in this role

Other business experience in the past three years:

Employer: Grand Comfort Plumbing & HVAC

Title: CEO

Dates of Service: January, 2017 - January, 2021

Responsibilities: Built sales teams and controlled work performed.

Other business experience in the past three years:

Employer: Grand Time

Title: Co-Founder & CEO

Dates of Service: December, 2017 - Present

Responsibilities: Self-employed at Grand Time and works approximately 10 hours a week in this role

Name: Maxym Sereda

Maxym Sereda's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Founder, CMO, & Director

Dates of Service: July, 2021 - Present

Responsibilities: Responsible for marketing, branding & product development. Maxym will begin receiving a salary for his position in the project and annual bonuses for project performance & results.

Other business experience in the past three years:

Employer: Grand Comfort Plumbing & HVAC

Title: CEO & CMO

Dates of Service: May, 2017 - July, 2021

Responsibilities: Complete company operation & marketing

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2022, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock

Stockholder Name: Maxym Sereda

Amount and nature of Beneficial ownership: 7,800,000

Percent of class: 78.0

RELATED PARTY TRANSACTIONS

Name of Entity: Maxym Sereda

Relationship to Company: Director, Officer & >20% Owner

Nature / amount of interest in the transaction: $160,000 provided by Maxym Sereda & Rafael Zeitunian for product development & marketing tests.

Material Terms: Will be repaid without interest once the Company becomes profitable and has sufficient income to reimburse these investment.

OUR SECURITIES

The company has authorized Common Stock, SAFE, and SAFE. As part of the Regulation Crowdfunding raise, the Company will be offering up to 673,072 of Common Stock.

Common Stock

The amount of security authorized is 10,000,000 with a total of 8,500,000 outstanding.

Voting Rights

One vote per share. Please see voting rights of securities sold in this offering below.

Material Rights

The total amount outstanding includes 600,000 shares to be issued pursuant to outstanding warrants.

The total amount outstanding includes 100,000 shares to be issued pursuant to stock options, reserved but unissued.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

SAFE

The security will convert into Preferred stock and the terms of the SAFE are outlined below:

Amount outstanding: $500,000.00

Maturity Date: December 31, 2024

Interest Rate: %

Discount Rate: 20.0%

Valuation Cap: $5,000,000.00

Conversion Trigger: Next equity financing, liquidity event or safe expiration/maturity

Material Rights

Please see the Diluation section of the Offering Memorandum for further information on how these securities' conversions may affect your investment.

Automatic Conversion. If there is an equity financing before the termination of the SAFE, the SAFE will automatically convert into the number of shares of preferred stock equal to the purchase amount divided by the conversion price which is (1) the SAFE price; or (2) the discount price, whichever calculation results in a greater number of shares of preirferred stock.

SAFE

The security will convert into Preferred stock and the terms of the SAFE are outlined below:

Amount outstanding: $59,350.00

Maturity Date: December 31, 2024

Interest Rate: %

Discount Rate: 20.0%

Valuation Cap: $7,000,000.00

Conversion Trigger: Next equity financing, liquidity event or safe expiration/maturity

Material Rights

Same as above

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Uncertain Risk An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company. Our business projections are only projections There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will be able to provide the service at a level that allows the Company to make a profit and still attract business. Any valuation at this stage is difficult to assess The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. The transferability of the Securities you are buying is limited Any Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, a trust created for the benefit of your family, or in connection with your death or divorce. Your investment could be illiquid for a long time You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment. If the Company cannot raise sufficient funds it will not succeed The Company, is offering Common Stock in the amount of up to $1,070,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds." We may not have enough capital as needed and may be required to raise more capital. We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be

forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment. Terms of subsequent financings may adversely impact your investment We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share. Management Discretion as to Use of Proceeds Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so. Projections: Forward Looking Information Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed. The amount raised in this offering may include investments from company insiders or immediate family members Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page. We are reliant on one main type of service All of our current services are variants of one type of service, providing a platform for online capital formation. Our revenues are therefore dependent upon the market for online capital formation. We may never have an operational product or service It is possible that there may never be an operational platform for home service providers or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders/members/creditors. Some of our products are still in prototype phase and might never be operational products It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders. Developing new products and technologies entails significant risks and uncertainties We are currently in the research and development stage and have only manufactured a prototype for our platform for home service providers. Delays or cost overruns in the development of our platform for home service providers and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to the design, and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations. Minority Holder; Securities with Voting Rights The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out. You are trusting that management will make the best decision for the company You are trusting in management discretion. You are buying securities as a minority holder and therefore must trust the management of the Company to make good business decisions that grow your investment. Insufficient Funds The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms. This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have. Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right. Our new product could fail to achieve the sales projections we expected Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment. We face significant market competition We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly

developed technologies. It should further be assumed that competition will intensify. We are an early stage company and have not yet generated any profits GC Plus, Inc. was formed on 06/28/2021. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth, and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. GC Plus, Inc. has incurred a net loss and has had limited revenues generated since its inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares. We are an early stage company and have limited revenue and operating history The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that platform for the home service providers is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable. Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company. The cost of enforcing our trademarks and copyrights could prevent us from enforcing them Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected. The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment. We rely on third parties to provide services essential to the success of our business We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance. The Company is vulnerable to hackers and cyber-attacks As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on GC Plus, Inc. or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on GC Plus, Inc. could harm our reputation and materially negatively impact our financial condition and business. Labor Shortages Finding skilled and reliable workers in the home service industry can be a challenge. Labor shortages can impact the Company's ability to meet customer demand and lead to increased labor costs. Weather-Related Risks Certain home services, such as outdoor maintenance and repairs, are heavily influenced by weather conditions. Extreme weather events can disrupt operations and cause delays, impacting the Company's bottom line. The Company may undergo a future change that could affect your investment The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company. The Chief Executive Officer does not currently receive a salary for his role with the Company Rafael Zeitunian, the CEO of GC Plus, Inc. (GC Plus), does not currently receive a salary for his work at GC Plus. Although Rafael is a co-founder, board director, and serves as Chief Executive Officer for GC Plus, there is some level of risk in investing in a company whose day-to-day operations are managed by an individual who does not receive a salary. Once the Company establishes a steady source of income of approximately monthly net revenue of $100K+, and upon approval of the board of directors, the plan is for Rafael to begin being paid a salary of $120,000 per year. However, if the Company does not raise substantial amounts or begin to generate substantial revenue, there is no guarantee Rafael will be paid a salary for his work at GC Plus. The Chief Executive Officer currently splits his time between working for GC Plus and another company The CEO of GC Plus, Rafael Zeitunian, currently splits his working time between managing Grand Time and GC Plus. Although Rafael intends to devote more of his time to GC Plus moving forward, there is some level of risk in investing in a Company whose day-to-day operations are managed by an individual who is not devoting 100% of their time to the Company.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on September 28, 2023.

GC Plus Inc.

By   /s/ *Rafael Zeitunian*

      Name: GC Plus Inc.

      Title: CEO and Director

Exhibit A

FINANCIAL STATEMENTS

GC PLUS INC.

FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020

WITH INDEPENDENT ACCOUNTANT'S REVIEW REPORT

TABLE OF CONTENTS



Belle Business Services
Certified Public Accountants

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors
GC Plus Inc.
Wilmington, Delaware

We have reviewed the accompanying financial statements of GC Plus Inc., which comprise the balance sheets as of December 31, 2021, and 2020, and the related statements of income, statements of equity and statements of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion. We are required to be independent of GC Plus Inc. and to meet our ethical responsibilities, in accordance with relevant ethical requirements related to our review.

Accountant's Conclusion
Based on our review, we are not aware of any material modification that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern
The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 5, certain conditions raise an uncertainty about the Company's ability to continue as a going concern. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Belle Business Services, LLC

Belle Business Services, LLC
August 10, 2022

GC PLUS INC.
BALANCE SHEETS
DECEMBER 31, 2021 AND 2020
(unaudited)

ASSETS

	2021	2020
CURRENT ASSETS		
Cash and cash equivalents	$ 37	N/A
TOTAL CURRENT ASSETS	37	N/A
OTHER ASSETS		
Software development costs	177,840	N/A
TOTAL ASSETS	$ 177,877	N/A

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES		
Accounts payable	$ -	N/A
TOTAL CURRENT LIABILITIES	-	N/A
LONG-TERM LIABILITIES		
Warrant liability	6	N/A
TOTAL LONG-TERM LIABILITIES	6	N/A
TOTAL LIABILITIES	6	N/A
SHAREHOLDERS' EQUITY		
Common stock, see note 4	78	N/A
Additional paid-in capital	341,184	N/A
Accumulated deficit	(163,391)	N/A
TOTAL SHAREHOLDERS' EQUITY	177,871	N/A
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 177,877	N/A

See independent accountant's review report and accompanying notes to financial statements.

GC PLUS INC.
STATEMENTS OF INCOME
DECEMBER 31, 2021 AND 2020
(unaudited)

	2021	2020
REVENUES	$ 20,000	N/A
COST OF GOODS SOLD	11,150	N/A
GROSS PROFIT	8,850	N/A
OPERATING EXPENSES		
Amortization expense	2,160	N/A
General and administrative	16,075	N/A
Sales and marketing	154,000	N/A
TOTAL OPERATING EXPENSES	172,235	N/A
NET OPERATING LOSS	(163,385)	N/A
OTHER INCOME/(EXPENSES)		
Loss on issuance of warrants	(6)	N/A
TOTAL OTHER INCOME/(EXPENSES)	(6)	N/A
NET LOSS	$ (163,391)	N/A

See independent accountant's review report and accompanying notes to financial statements.

GC PLUS INC.
STATEMENTS OF EQUITY
DECEMBER 31, 2021 AND 2020
(unaudited)

	Common Stock		Additional	Retained Earnings	
	Shares	Amount	Paid-in Capital	(Accumulated Deficit)	Total
BEGINNING BALANCE, JANUARY 1, 2020	N/A	N/A	N/A	N/A	N/A
Net income	N/A	N/A	N/A	N/A	N/A
ENDING BALANCE, DECEMBER 31, 2020	-	$ -	$ -	$ -	$ -
Issuance of common stock	7,800,000	78	341,184	-	$ 341,262
Distributions	-	-	-	-	$ -
Net loss	-	-	-	(163,391)	$ (163,391)
ENDING BALANCE, DECEMBER 31, 2021	7,800,000	$ 78	$ 341,184	$ (163,391)	$ 177,871

See independent accountant's review report and accompanying notes to financial statements.

GC PLUS INC.
STATEMENTS OF CASH FLOWS
DECEMBER 31, 2021 AND 2020
(unaudited)

	2021	2020
CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$ (163,391)	N/A
Adjustments to reconcile net income to net cash		
provided by operating activities:		
Amortization expense	2,160	N/A
Loss on issuance of warrants	6	N/A
Increase (decrease) in liabilities:		
Accounts payable	-	N/A
CASH USED FOR OPERATING ACTIVITIES	(161,225)	N/A
CASH FLOWS FROM INVESTING ACTIVITIES		
Cash used for software development	(180,000)	N/A
CASH PROVIDED BY (USED FOR) INVESTING ACTIVITIES	(180,000)	N/A
CASH FLOWS FROM FINANCING ACTIVITIES		
Issuance of common stock	341,262	N/A
Distributions	-	N/A
CASH PROVIDED BY FINANCING ACTIVITIES	341,262	N/A
NET INCREASE IN CASH	37	N/A
CASH AT BEGINNING OF YEAR	-	N/A
CASH AT END OF YEAR	$ 37	N/A
CASH PAID DURING THE YEAR FOR:		
INTEREST	$ -	$ -
INCOME TAXES	$ -	$ -

See independent accountant's review report and accompanying notes to financial statements.

1.   <u>**Summary of Significant Accounting Policies**</u>

The Company

GC Plus Inc. (the "Company") was incorporated in the State of Delaware on June 28, 2021. The Company specializes in a mobile application that connects homeowners and licensed plumbers the ability to connect in a single click. Additionally, the Company's mobile application is available on the Google Play Store and Apple App Store.

Going Concern

Since Inception, the Company has relied on funds the sale of common stock to the founders. As of December 31, 2021, the Company will likely incur losses prior to generating positive working capital. These matters raise substantial concern about the Company's ability to continue as a going concern. As of December 31, 2021, the Company is still mostly in the developmental process, with very limited revenue. The Company's ability to continue as a going concern is dependent on the Company's ability to raise short term capital, as well as the Company's ability to generate funds through revenue producing activities.

Fiscal Year

The Company operates on a December 31st year-end.

Basis of Presentation

The accompanying financial statements have been prepared in accordance with U.S. generally accepted accounting principles (US GAAP). In the opinion of management, all adjustments considered necessary for the fair presentation of the financial statements for the years presented have been included.

Use of Estimates

The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires the use of management's estimates. These estimates are subjective in nature and involve judgments that affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at fiscal year-end. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid financial instruments purchased with maturities of three months or less to be cash equivalents. As of December 31, 2021, and 2020, the Company held no cash equivalents.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions.

The Coronavirus Disease of 2019 (COVID-19) has recently affected global markets, supply chains, employees of companies, and our communities. Specific to the Company, COVID-19 may impact various parts of its 2022 operations and financial results including shelter in place orders, material supply chain interruption, economic hardships affecting funding for the Company's operations, and affects the Company's workforce. Management believes the Company is taking appropriate actions to mitigate the negative impact. However, the full impact of COVID-19 is unknown and cannot be reasonably estimated as of December 31, 2021.

1. **Summary of Significant Accounting Policies (continued)**

Accounts Receivable

The Company's trade receivables are recorded when billed and represent claims against third parties that will be settled in cash. The carrying value of the Company's receivables, net of the allowance for doubtful accounts, represents their estimated net realizable value.

The Company evaluates the collectability of accounts receivable on a customer-by-customer basis. The Company records a reserve for bad debts against amounts due to reduce the net recognized receivable to an amount the Company believes will be reasonably collected. The reserve is a discretionary amount determined from the analysis of the aging of the accounts receivables, historical experience and knowledge of specific customers. As of December 31, 2021, and 2020, the Company had no accounts receivable.

Software Development Costs

In compliance with ASC 350-50, Accounting for Costs of Computer Software Development and ASC 985-20, Costs of Software to be Sold, Leased or Marketed, in the future, the Company will capitalize and carry forward as assets, the costs to develop the GC Plus platform. Research is the planned efforts of a company to discover new information that will help create a new product or service. Such costs are expensed. Development takes the findings generated by research and formulates a plan to create the desired platform. The Company applies the GAAP capitalization requirements of the "waterfall" approach which includes a specific sequential order of Plan, Design, Coding/development, Testing and Software release.

The Company monetizes and forecasts the revenues from the internally developed software and amortize the aggregate costs of the developmental software asset over the forecasted revenue stream; a matching of the revenue and costs, using the straight-line method, based on estimated useful lives of the asset. Maintenance of the platform will be expensed. The Company began amortizing the costs of the software in 2021 and recorded $2,160 in amortization expense during the year ending December 31, 2021.

The Company reviews the carrying value of intangible personal property for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2021, and 2020.

Income Taxes

The Company has elected to be treated as an S Corporation for federal income tax purposes. Pursuant to an election under Subchapter S of the Internal Revenue Code, the Company's earnings are included on the stockholders' personal income tax returns and taxed depending on their personal tax situations. Accordingly, no provision has been made for Federal income taxes.

The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC

1.   <u>**Summary of Significant Accounting Policies (continued)**</u>

Income Taxes (continued)
740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

The Company is subject to franchise and income tax filing requirements in the State of Delaware.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

2.

Level 1   - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

3.

Level 2   - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3   - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of Inception. Fair values were assumed to approximate carrying values because of their short term in nature or they are payable on demand.

Concentrations of Credit Risk
From time-to-time cash balances, held at a major financial institution may exceed federally insured limits of $250,000. Management believes that the financial institution is financially sound, and the risk of loss is low.

1. <u>**Summary of Significant Accounting Policies (continued)**</u>

Revenue Recognition
The Company adopted Accounting Standards Codification 606, Revenue from Contracts with Customers ("ASC 606"). Revenue is recognized when performance obligations under the terms of the contracts with our customers are satisfied. Prior to the adoption of ASC 606, the Company recognized revenue when persuasive evidence of an arrangement existed, delivery of products had occurred, the sales price was fixed or determinable and collectability was reasonably assured. The Company generates revenues by collecting homeowners and plumbers together through a mobile application. The Company's payments are generally collected upfront. For years ending December 31, 2021, and 2020 the Company recognized $8,769 and nil in revenue, respectively.

Stock Compensation Expense
ASC 718, Compensation – Stock Compensation, prescribes accounting and reporting standards for all share-based payment transactions. Transactions include incurring liabilities, or issuing or offering to issue shares, options, and other equity instruments such as employee stock ownership plans and stock appreciation rights. Share-based payments to employees and non-employees, including grants of employee stock options, are recognized as compensation expense in the financial statements based on their fair values at the grant date. That expense is recognized over the period during which an employee is required to provide services in exchange for the award, known as the requisite service period (usually the vesting period).

The Company accounts for stock-based compensation issued to non-employees and consultants in accordance with the provisions of ASC 505-50, Equity – Based Payments to Non-Employees. Measurement of share-based payment transactions with non-employees is based on the fair grant date FV of equity instruments. The fair value of the share-based payment transaction is determined at the earlier of performance commitment date or performance completion date. Share-based compensation expense for the years ended December 31, 2021, and 2020 was nil.

Advertising Expenses
The Company expenses advertising costs as they are incurred.

Organizational Costs
In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred.

New Accounting Pronouncements
From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board, or FASB, or other standard setting bodies and adopted by the Company as of the specified effective date. Unless otherwise discussed, the Company believes that the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption.

In August 2020, the FASB issued ASU 2020 – 06, *Debt, Debt with conversion and other options (Subtopic 470-20) and derivatives and hedging – contracts in an entity's own equity (Subtopic 815-40: Accounting for convertible instruments and contracts in an entity's own equity.* ASU 2020-06 reduces the number of accounting models for convertible debt instruments and convertible preferred stock. Limiting the accounting models results in fewer embedded conversion features being separately recognized from the host contract as compared with current GAAP. ASU 2020 – 06 is effective for fiscal years beginning after December 15, 2023. Early adoption is permitted, but no earlier than fiscal years beginning after December 15, 2020.

See independent accountant's review report.

1. **Summary of Significant Accounting Policies (continued)**

   New Accounting Pronouncements (continued)
   In August 2018, amendments to existing accounting guidance were issued through Accounting Standards Update 2018-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. The adoption of ASU 2018-15 had no material impact on the Company's financial statements and related disclosures.

2. **Commitments and Contingencies**

   The Company is not currently involved with and does not know of any pending or threatening litigation against the Company or its members.

3. **Warrant Liability**

   During 2021, the Company issued 600,000 warrants to an advisor. The warrants entitle the holder to purchase one share of common stock at an exercise price equal to $0.00001 per share at any time on or after the "Initial Exercise Date" and on or prior to the close of business on June 28, 2031 (the "Termination Date"). The Company determined that these warrants are free standing financial instruments that are legally detachable and separately exercisable from the common stock included in the public share offering. Management also determined that the warrants are callable for cash upon a fundamental transaction at the option of the holder and as such required classification as a liability pursuant to ASC 480 "Distinguishing Liabilities from Equity". In accordance with the accounting guidance, the outstanding warrants are recognized as a warrant liability on the balance sheet and are measured at their inception date fair value and subsequently re-measured at each reporting period with changes being recorded as a component of other income in the statement of operations.

   The fair value of the warrant liabilities was measured using the Black-Scholes model. Significant inputs into the model at the inception and reporting period measurement dates are as follows:

Stock Price	$	0.00001
Exercise Price	$	0.00001
Time to Maturity (years)		10
Annual Risk-Free Interest Rate		1.52%
Annualized Volitility		125%
Fair value of warrants	$	0.00001

   The warrants outstanding and fair values at each of the respective valuation dates are summarized below:

	Warrants Outstanding		Fair Value per Share		Fair Value
Fair value at initial measurement date:	600,000	$	0.00001	$	6
Fair value at December 31, 2021:	600,000			$	6

See independent accountant's review report.

- 11 -

3. **Warrant Liability (continued)**

As of December 31, 2021, and 2020, the Company recorded a loss of $6 and nil, respectively, on the issuance of the warrants.

The warrant liabilities are considered Level 3 liabilities on the fair value hierarchy as the determination of fair value includes various assumptions about future activities and the Company's stock prices and historical volatility as inputs. During the years ending December 31, 2021, and 2020, none of the warrants have been exercised.

4. **Equity**

Common Stock
Under the articles of incorporation, the total number of common shares of stock that the Corporation shall have authority to issue is 10,000,000 shares, at $0.00001 par value per share. As of December 31, 2021, and 2020, 7,800,000 and nil shares have been issued and are outstanding, respectively.

Equity Incentive
The Company's 2021 Equity Plan (the Plan), which is shareholder approved, permits the grant of share options and shares to its employees, advisors and subcontractors for up to 1,600,000 shares of common stock. The Company believes that such awards better align the interests of its employees, advisors and subcontractors with those of its shareholders. Option awards are generally granted with an exercise price equal to the market price of the Company's stock at the date of grant; those option awards generally vest based on four years of continuous service and have 10-year contractual terms. Certain option and share awards provide for accelerated vesting if there is a change in control, as defined in the Plan. As of December 31, 2021, and 2020, no shares have been issued under the Plan.

5. **Going Concern**

These financial statements are prepared on a going concern basis. The Company registered on June 28, 2021 and has established a presence and operations in the United States. The Company's ability to continue is dependent upon management's plan to raise additional funds and achieve and sustain profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

6. **Subsequent Events**

Managements Evaluation
The Company has evaluated subsequent events through August 10, 2022, the date through which the financial statement was available to be issued. It has been determined that no events require additional disclosure.

GC PLUS INC.

FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2022

WITH INDEPENDENT ACCOUNTANT'S REVIEW REPORT

TABLE OF CONTENTS



Belle Business Services
Certified Public Accountants

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors
GC Plus Inc.
Wilmington, Delaware

We have reviewed the accompanying financial statements of GC Plus Inc., which comprise the balance sheet as of December 31, 2022, and the related statement of income, statement of equity and statement of cash flows for the year then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion. We are required to be independent of GC Plus Inc. and to meet our ethical responsibilities, in accordance with relevant ethical requirements related to our review.

Accountant's Conclusion

Based on our review, we are not aware of any material modification that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 6, certain conditions raise an uncertainty about the Company's ability to continue as a going concern. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Belle Business Services, LLC

Belle Business Services, LLC
July 26, 2023

GC PLUS INC.
BALANCE SHEET
DECEMBER 31, 2022
(unaudited)

ASSETS

		2022
CURRENT ASSETS		
Cash and cash equivalents	$	87
TOTAL CURRENT ASSETS		87
OTHER ASSETS		
Software development costs		169,013
TOTAL ASSETS	$	169,100

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES		
Due to related parties	$	160,000
TOTAL CURRENT LIABILITIES		160,000
LONG-TERM LIABILITIES		
Warrant liability		6
TOTAL LONG-TERM LIABILITIES		6
TOTAL LIABILITIES		160,006
SHAREHOLDERS' EQUITY		
Common stock, see note 5		78
Additional paid-in capital		341,184
SAFE obligations		500,000
Accumulated deficit		(832,168)
TOTAL SHAREHOLDERS' EQUITY		9,094
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$	169,100

See independent accountant's review report and accompanying notes to financial statements.

		2022
REVENUES	$	25,000
COST OF GOODS SOLD		12,400
GROSS PROFIT		12,600
OPERATING EXPENSES		
Amortization expense		8,827
General and administrative		150
Management fee expense		12,400
Research and development		610,000
Sales and marketing		50,000
TOTAL OPERATING EXPENSES		681,377
NET OPERATING LOSS		(668,777)
NET LOSS	$	(668,777)

See independent accountant's review report and accompanying notes to financial statements.

GC PLUS INC.
STATEMENT OF EQUITY
DECEMBER 31, 2022
(unaudited)

| | Common Stock | | Additional | SAFE | Retained Earnings | |
	Shares	Amount	Paid-in Capital	Obligations	(Accumulated Deficit)	Total
BEGINNING BALANCE, JANUARY 1, 2022	7,800,000	$ 78	$ 341,184	$ -	$ (163,391)	$ 177,871
Issuance of SAFE obligation	-	-	-	500,000	-	500,000
Net loss	-	-	-	-	(668,777)	(668,777)
ENDING BALANCE, DECEMBER 31, 2022	7,800,000	$ 78	$ 341,184	$ 500,000	$ (832,168)	$ 9,094

GC PLUS INC.
STATEMENT OF CASH FLOWS
DECEMBER 31, 2022
(unaudited)

	2022
CASH FLOWS FROM OPERATING ACTIVITIES	
Net loss	$ (668,777)
Adjustments to reconcile net income to net cash provided by operating activities:	
Amortization expense	8,827
CASH USED FOR OPERATING ACTIVITIES	(659,950)
CASH FLOWS FROM FINANCING ACTIVITIES	
Issuance of SAFE obligations	500,000
Due to related parties	160,000
CASH PROVIDED BY FINANCING ACTIVITIES	660,000
NET INCREASE IN CASH	50
CASH AT BEGINNING OF YEAR	37
CASH AT END OF YEAR	$ 87
CASH PAID DURING THE YEAR FOR:	
INTEREST	$ -
INCOME TAXES	$ -

See independent accountant's review report and accompanying notes to financial statements.

1. <u>**Summary of Significant Accounting Policies**</u>

The Company
GC Plus Inc. (the "Company") was incorporated in the State of Delaware on June 28, 2021. The Company specializes in a mobile application that connects homeowners and licensed plumbers the ability to connect in a single click. Additionally, the Company's mobile application is available on the Google Play Store and Apple App Store.

Going Concern
Since Inception, the Company has relied on funds from common stock issued to fund its operations. As of December 31, 2022, the Company will likely incur losses prior to generating positive working capital. These matters raise substantial concern about the Company's ability to continue as a going concern. As of December 31, 2022, the Company is still mostly in the developmental process, with very limited revenue. The Company's ability to continue as a going concern is dependent on the Company's ability to raise short term capital, as well as the Company's ability to generate funds through revenue producing activities.

Fiscal Year
The Company operates on a December 31st year-end.

Basis of Presentation
The accompanying financial statements have been prepared in accordance with U.S. generally accepted accounting principles (US GAAP) requires the use of management's estimates. In the opinion of management, all adjustments considered necessary for the fair presentation of the financial statements for the year presented have been included.

Use of Estimates
The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires the use of management's estimates. These estimates are subjective in nature and involve judgments that affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at fiscal year-end. Actual results could differ from those estimates.

Cash and Cash Equivalents
The Company considers all highly liquid financial instruments purchased with maturities of three months or less to be cash equivalents. As of December 31, 2022, the Company held no cash equivalents.

Risks and Uncertainties
The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions.

Accounts Receivable
The Company's trade receivables are recorded when billed and represent claims against third parties that will be settled in cash. The carrying value of the Company's receivables, net of the allowance for doubtful accounts, represents their estimated net realizable value.

The Company evaluates the collectability of accounts receivable on a customer-by-customer basis. The Company records a reserve for bad debts against amounts due to reduce the net recognized receivable to an amount the Company believes will be reasonably collected.

1.   **Summary of Significant Accounting Policies (continued)**

Accounts Receivable (continued)
The reserve is a discretionary amount determined from the analysis of the aging of the accounts receivables, historical experience and knowledge of specific customers. As of December 31, 2022, the Company believed all amounts in accounts receivable are collectable.

Software Development Costs
In compliance with ASC 350-50, Accounting for Costs of Computer Software Development and ASC 985-20, Costs of Software to be Sold, Leased or Marketed, in the future, the Company will capitalize and carry forward as assets, the costs to develop the GC Plus platform. Research is the planned efforts of a company to discover new information that will help create a new product or service. Such costs are expensed. Development takes the findings generated by research and formulates a plan to create the desired platform. The Company applies the GAAP capitalization requirements of the "waterfall" approach which includes a specific sequential order of Plan, Design, Coding/development, Testing and Software release.

The Company monetizes and forecasts the revenues from the internally developed software and amortize the aggregate costs of the developmental software asset over the forecasted revenue stream; a matching of the revenue and costs, using the straight-line method, based on estimated useful lives of the asset. Maintenance of the platform will be expensed. The Company began amortizing the costs of the software in 2021 and recorded $8,827 in amortization expense during the year ending December 31, 2022.

The Company reviews the carrying value of intangible personal property for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for the year ending December 31, 2022.

Income Taxes
The Company has elected to be treated as an S Corporation for federal income tax purposes. Pursuant to an election under Subchapter S of the Internal Revenue Code, the Company's earnings are included on the stockholders' personal income tax returns and taxed depending on their personal tax situations. Accordingly, no provision has been made for Federal income taxes.

The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

1.   <u>**Summary of Significant Accounting Policies (continued)**</u>

Income Taxes (continued)
The Company is subject to franchise and income tax filing requirements in the State of Delaware.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1   - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2   - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3   - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of Inception. Fair values were assumed to approximate carrying values because of their short term in nature or they are payable on demand.

Concentrations of Credit Risk
From time-to-time cash balances, held at a major financial institution may exceed federally insured limits of $250,000. Management believes that the financial institution is financially sound, and the risk of loss is low.

Revenue Recognition
The Company adopted Accounting Standards Codification 606, Revenue from Contracts with Customers ("ASC 606"). Revenue is recognized when performance obligations under the terms of the contracts with our customers are satisfied. The Company generates revenues by connecting homeowners and plumbers together through a mobile application. The Company's payments are generally collected upfront. For the year ending December 31, 2022, the Company recognized $25,000 in revenue.

Advertising Expenses
The Company expenses advertising costs as they are incurred.

1. <u>**Summary of Significant Accounting Policies (continued)**</u>

Research and Development
In compliance with ASC 730-10-25, all research and development costs are expensed as incurred. As of December 31, 2022, the Company expensed a total of $110,000 of research and development costs associated with maintaining and improving their platform.

Organizational Costs
In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred.

New Accounting Pronouncements
From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board, or FASB, or other standard setting bodies and adopted by the Company as of the specified effective date. Unless otherwise discussed, the Company believes that the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption.

In August 2020, the FASB issued ASU 2020 – 06, Debt, Debt with conversion and other options (Subtopic 470-20) and derivatives and hedging – contracts in an entity's own equity (Subtopic 815-40: Accounting for convertible instruments and contracts in an entity's own equity. ASU 2020-06 reduces the number of accounting models for convertible debt instruments and convertible preferred stock. Limiting the accounting models results in fewer embedded conversion features being separately recognized from the host contract as compared with current GAAP. ASU 2020 – 06 is effective for fiscal years beginning after December 15, 2023. Early adoption is permitted, but no earlier than fiscal years beginning after December 15, 2020.

In August 2018, amendments to existing accounting guidance were issued through Accounting Standards Update 2018-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. The adoption of ASU 2018-15 had no material impact on the Company's financial statements and related disclosures.

2. <u>**Commitments and Contingencies**</u>

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company or its shareholders.

3. <u>**Warrants**</u>

During 2021, the Company issued 600,000 warrants to shareholders and employees. The warrants entitle the holder to purchase one share of common stock at an exercise price equal to $0.00001 per share at any time on or after the "Initial Exercise Date" and on or prior to the close of business on June 28, 2031 (the "Termination Date"). The Company determined that these warrants are free standing financial instruments that are legally detachable and separately exercisable from the common stock included in the public share offering. Management also determined that the warrants are callable for cash upon a fundamental transaction at the option of the holder and as such required classification as a liability pursuant to ASC 480 "Distinguishing Liabilities from Equity". In accordance with the accounting guidance, the outstanding warrants are

See independent accountant's review report.

3.   <u>**Warrants (continued)**</u>

recognized as a warrant liability on the balance sheet and are measured at their inception date fair value and subsequently re-measured at each reporting period with changes being recorded as a component of other income in the statement of operations.

The fair value of the warrant liabilities was measured using the Black-Scholes model. Significant inputs into the model at the inception and reporting period measurement dates are as follows:

Warrant Calculation

Stock Price	$	0.00001
Exercise Price	$	0.00001
Time to Maturity (years)		10
Annual Risk-Free Interest Rate		1.52%
Annualized Volitility		125%
Fair value of warrants	$	0.00001

The warrants outstanding and fair values at each of the respective valuation dates are summarized below:

	Warrants Outstanding	Fair Value per Share		Fair Value	
Fair value at initial measurement date:	600,000	$	0.00001	$	6
Fair value at December 31, 2022:	600,000			$	6

As of December 31, 2022, the Company recorded a loss of nil in the change of fair value of the warrants.

The warrant liabilities are considered Level 3 liabilities on the fair value hierarchy as the determination of fair value includes various assumptions about future activities and the Company's stock prices and historical volatility as inputs. During the year ending December 31, 2022, none of the warrants have been exercised.

4.   <u>**Due to Related Parties**</u>

During 2022, the majority shareholders of the Company have provided funds to the Company for a total of $160,000. The payable carries no interest, minimum monthly payment or maturity date. Due to management's uncertainty on the payback date, they have elected to classify it as a current liability.

5.   <u>**Equity**</u>

Common Stock
Under the Company's articles of incorporation, the total number of shares of common stock that the Corporation has authority to issue is 10,000,000 shares, at $0.00001 par value per share. As of December 31, 2022, 7,800,000 shares have been issued and are outstanding.

5. <u>**Equity (continued)**</u>

Equity Incentive
The Company's 2021 Equity Plan (the Plan), which is shareholder approved, permits the grant of share options and shares to its employees, advisors and subcontractors for up to 1,600,000 shares of common stock. The Company believes that such awards better align the interests of its employees, advisors and subcontractors with those of its shareholders. Option awards are generally granted with an exercise price equal to the market price of the Company's stock at the date of grant; those option awards generally vest based on four years of continuous service and have 10-year contractual terms. Certain option and share awards provide for accelerated vesting if there is a change in control, as defined in the Plan. As of December 31, 2022, no shares have been issued under the Plan.

Crowdfunding Offering
The Company is currently offering (the "Crowdfunded Offering") up to $1,070,000 in Simple Agreements for Future Equity (SAFEs). The Company is attempting to raise a minimum amount of $50,000 in this offering and up to $1,070,000 maximum. The Company must receive commitments from investors totaling the minimum amount by the offering deadline of April 30, 2023, in order to receive any funds.

The Crowdfunded Offering is being made through Wefunder Portal LLC (the "Intermediary" aka "Wefunder"). The Intermediary will be entitled to receive a 7.5% commission fee and reimbursements for any out-of-pocket third-party expenses it pays or incudes on behalf of the Company in connection with the offering.

SAFE Obligations
During 2022, the Company issued one Simple Agreements for Future Equity ("SAFEs") for $500,000, as of December 31, 2022. The agreement states if there is an equity financing before the termination of the SAFE, the SAFE will automatically convert into the number of shares of preferred stock equal to the purchase amount divided by the conversion price which is (1) the SAFE price or (2) the discount price, whichever calculation results in a greater number of shares of preferred stock. The agreement states a pre-money valuation cap of $5,000,000 with a 20% discount rate.

If the Next Equity Financing Conversion has not occurred prior to December 31, 2024, the Investor will automatically receive, immediately prior to the Safe Expiration Date, a number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price.

As of December 31, 2022, no SAFE agreements had been converted into equity, nor had any terminated or expired based on the terms of the agreements.

The Company accounts for the SAFE agreements under ASC 480 (Distinguishing Liabilities from Equity), which requires that they be recorded at fair value as of the balance sheet date. Any changes in fair value are to be recorded in the statement of income. The Company has determined that the fair value at the date of issuance, and as of December 31, 2022 is consistent with the proceeds received at issuance, and therefore there is no mark-to-market fair value adjustments required, or reflected in income for the year ended December 31, 2022.

6. **Going Concern**

These financial statements are prepared on a going concern basis. The Company was incorporated on June 28, 2021, and has established a presence and operations in the United States. The Company's ability to continue is dependent upon management's plan to raise additional funds and achieve and sustain profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

7. **Subsequent Events**

Crowdfunding Offering/Issuance of SAFE
In April 2023, the Company closed its crowdfunding campaign with Wefunder after successfully raising $59,350 from 21 investors. In exchange for the investment, the Company issued a Simple Agreement for Future Equity ("SAFE") for $59,350. Fees of 7.5% were taken out of the cash deposit for commission expense. The SAFE has a post-money valuation cap of $7,000,000 and discount rate of 80%.

Managements Evaluation
The Company has evaluated subsequent events through July 26, 2023, the date through which the financial statements were available to be issued. It has been determined that no events require additional disclosure.

CERTIFICATION

I, Rafael Zeitunian , Principal Executive Officer of GC Plus Inc., hereby certify that the financial statements of GC Plus Inc. included in this Report are true and complete in all material respects.

Rafael Zeitunian

CEO and Director